Mail Stop 4561

January 28, 2008

VIA U.S. MAIL AND FAX (212)751-3550

Robert L. Levy
Chief Financial Officer
Liberty Tax Credit Plus II L.P.
625 Madison Avenue
New York, New York 10022

> **Re:** **Liberty Tax Credit Plus II L.P.**
> **Form 10-K for Fiscal Year Ended**
> **March 31, 2007**
> **Filed June 28, 2007**
> **Form 10-Q for Quarterly Period Ended**
> **September 30, 2007**
> **Filed November 6, 2007**
> **File No. 000-24660**

Dear Mr. Levy:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended March 31, 2007

Financial Statements

Report of Independent Registered Public Accounting Firm, page 16

1.   In connection with the audits of the financial statements for each subsidiary
        partnership, we note that certain of your auditors are not registered public
        accounting firms with the PCAOB. Tell us the consideration you gave to PCAOB
        Release 2003-7 as it relates to the registration of any public accounting firm that
        plays a substantial role in the preparation or furnishing of an audit report with
        respect to any issuer.

                               *   *   *   *

        Please respond to this comment within 10 business days or tell us when you will
provide us with a response. Please submit your response letter on EDGAR. Please
understand that we may have additional comments after reviewing your response to our
comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the
  filings;

- staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding
  initiated by the Commission or any person under the federal securities laws of the
  United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filings or in response to our comments on your filings.

You may contact Robert Telewicz, Staff Accountant at (202) 551-3438, or the undersigned at (202) 551-3629 if you have questions.

Sincerely,

Kevin Woody
Branch Chief